
July 19, 2012

<u>Via E-mail</u>
James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation
101 Oakley Street
Evansville, Indiana 47710

  Re: Berry Plastics Corporation
    Form 10-K for Fiscal Year Ended October 1, 2011
    Filed December 19, 2011
    Response dated July 13, 2012
    File No. 33-75706-01

Dear Mr. Kratochvil:

  We have reviewed your response letter dated July 13, 2012, and have the following additional comments. In these comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Item 9A. Controls and Procedures, page 28</u>

1. We note that you have concluded that your disclosure controls and procedures are ineffective as of October 1, 2011, due the control deficiency that resulted in insufficient disclosures regarding your goodwill impairment charges. Please tell us your consideration to include the significant revisions that are necessary to provide readers with more informative narrative explanations of your financial statements within MD&A as another deficient disclosure identified. Please also tell us your consideration of also identifying the underlying control deficiency related to the revisions being made to your condensed consolidating financial statements presented in the footnotes in accordance with Article 3-10 of Regulation S-K as a contributing factor to your disclosure controls and procedures being ineffective as of October 1, 2011. Please provide us with the revised disclosures you intend to provide in response to this comment. Also, please provide us with your consideration of the effectiveness of your disclosure controls and procedures as of December 31, 2011 and March 31, 2012, for the control deficiencies for the three amendment issues identified.

2. Please provide us with your assessment of the control weaknesses the led to the deficient disclosures related to the goodwill impairment charge, the lack of informative narrative explanations of your financial statements within MD&A, and the errors identified in condensed consolidating financial statements presented in the footnotes in accordance with Article 3-10 of Regulation S-K as they relate to your internal control over financial reporting. As part of your explanation, please provide us with your assessment as to whether the control weaknesses, individually or in the aggregate, rise to the level of a material weakness, as defined in Article 1-02(a)(4) of Regulation S-X.

14. Guarantor and Non-Guarantor Financial Information, page F-31

3. We note the disclosures you intend to include in the amendment to your Form 10-K. Please revise your disclosure to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(i) of Regulation S-X, if correct. Please also refer to Article 1-02(aa) of Regulation S-X regarding the definition of a wholly owned subsidiary. With regards to full and unconditional guarantees, if there are any circumstances in which a subsidiary may be released from the guarantee, please note these provisions when disclosing that the guarantees are full and unconditional and provide a description of the release provisions.

      You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

                                              Sincerely,

                                              /s/ Terence O'Brien

                                              Terence O'Brien
                                              Accounting Branch Chief